UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)


                            MEIGUO ACQUISITION CORP.
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                To be applied for
                                 (CUSIP Number)

                               David W. Keaveney.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 29, 2010
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. To be applied for                                    Page 2 of 6 Pages
---------------------------                                    -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David W. Keaveney
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF O
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     25,000,000 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       25,000,000 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,000,000 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------                                    -----------------
CUSIP NO. To be applied for                                    Page 3 of 6 Pages
---------------------------                                    -----------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Meiguo Acquisition Corp., a Delaware corporation ("Issuer"). The address of Issuer's principal office is 28248 North Tatum Blvd., Suite B-1-434, Cave Creek, Arizona 85331.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          David W. Keaveney

     (b)  Business Address

          28248 North Tatum Blvd., Suite B-1-434
          Phoenix, Arizona 85331

     (c)  Present Principal Occupation

          Mr. Keaveney is the President and Chief Executive Officer of the Issuer and is engaged in consulting business for publicly held companies.

     (d) During the last five years, Mr. Keaveney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Keaveney has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Keaveney used his personal funds and performed personal services for the Issuer to acquire the 25,000,000 shares of Issuer's common stock.

                                  SCHEDULE 13D
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CUSIP NO. To be applied for                                    Page 4 of 6 Pages
---------------------------                                    -----------------

ITEM 4. PURPOSE OF TRANSACTION

Mr. Keaveney acquired all of the 25,000,000 shares for investment purposes. Mr. Keaveney currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f)  Any other material change in Issuer' business or corporate structure;

     (g) Changes in Issuer' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

                                  SCHEDULE 13D
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CUSIP NO. To be applied for                                    Page 5 of 6 Pages
---------------------------                                    -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 25,000,000 shares of Issuer common stock outstanding. Mr. Keaveney beneficially owns 25,000,000 shares of Issuer common stock or 100 % of the outstanding shares.

     (b)  Power to Vote and Dispose

          Mr. Keaveney has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 25,000,000 shares of the Issuer common stock owned directly by him.

     (c)  Transactions within the Past 60 Days

          Mr. Keaveney has not engaged in any transactions in Common Stock of Issuer during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SCHEDULE 13D
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CUSIP NO. To be applied for                                    Page 6 of 6 Pages
---------------------------                                    -----------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 23, 2010
                                                   (Date)


                                              /s/ David W. Keaveney
                                              ----------------------------------
                                              Signature

                                              David W. Keaveney
                                              ----------------------------------
                                              Name